# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pasqal Holding SA, CIK 0002119292
CUSIP: F70289107
Title of class of securities: Ordinary Shares, nominal value EUR 0.02 per share
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, France (I0), 00000
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001774573

## Reporting persons
- Runa Capital Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,961,944; sole dispositive power 0; shared dispositive power 18,961,944; aggregate amount beneficially owned 18,961,944 (8.9% of the class)
  Comment: Note to Row (2): Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.
  Note to Row (9): Represents ordinary shares, nominal value EUR 0.02 per share ("Ordinary Shares"), of Pasqal Holding SA (the "Issuer") held by Runa Capital Fund III, L.P.
  Note to Row (13): This percentage is calculated based upon 212,293,691 Ordinary Shares outstanding as of September 2, 2026.
- Runa Capital III (GP): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,961,944; sole dispositive power 0; shared dispositive power 18,961,944; aggregate amount beneficially owned 18,961,944 (8.9% of the class)
  Comment: Note to Row (2): Reporting Person expressly disclaims status as a group for purposes of this Schedule 13G.
  Note to Row (9): Represents Ordinary Shares held by Runa Capital Fund III, L.P.
  Note to Row (13): This percentage is calculated based upon 212,293,691 Ordinary Shares outstanding as of September 2, 2026.

## Item 1. Issuer
Name of issuer: Pasqal Holding SA
Address of issuer's principal executive offices: 24, rue Emile Baudot, Palaiseau, France

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is filed jointly on behalf of the following (collectively, the "Reporting Persons"):
(i) Runa Capital Fund III, L.P., a Cayman Islands exempted limited partnership ("Runa Fund III"); and
(ii) Runa Capital III (GP), a Cayman Islands exempted company ("Runa GP-3"), the general partner of Runa Fund III.
Address of principal business office or, if none, residence:
The principal business address of the Reporting Persons is:
4th Floor, Harbour Place
103 South Church Street
Grand Cayman KY1-1102, Cayman Islands
Citizenship: See responses to Row 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Row 9 on each cover page.
All investment and voting decisions relating to the ordinary shares, nominal value EUR 0.02 per share ("Ordinary Shares"), of Pasqal Holding SA (the "Issuer") beneficially owned by the Reporting Persons are made by the investment committee of Runa GP-3, the general partner of Runa Fund III. The investment committee is comprised of Andrey Bliznyuk, Dmitry Chikhachev, Dmitry Galperin and Ilon Paley (formerly known as Ilya Zubarev). Voting and investment decisions of the investment committee requires an affirmative vote of at least three of the foregoing individuals. Accordingly, in reliance on the "rule of three," each member of the investment committee disclaims beneficial ownership over the Ordinary Shares beneficially owned by the Reporting Persons.
Percent of class:
See responses to Row 11 on each cover page.
The percentages set forth on the cover pages are calculated based on the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 2, 2026, reflecting 212,293,691 Ordinary Shares issued and outstanding as of September 2, 2026.
Sole power to vote or to direct the vote: See responses to Row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith

## Signatures
- Runa Capital Fund III, L.P.: /s/ Gary Carr, Gary Carr, Director, Runa Caiptal III (GP) (11/10/2026)
- Runa Capital III (GP): /s/ Gary Carr, Gary Carr, Director (11/10/2026)